SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September 22, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

Corporate Registry ID (NIRE) 35.3000.1683-1

SUBSCRIBED AND PAID-IN CAPITAL - R$ 6,203,688,565.23

MINUTES OF THE ANNUAL GENERAL MEETING
HELD ON APRIL 29, 2010

DATE, TIME AND PLACE: On April 29, 2010, at 11:00 a.m., at the Company's headquarters at Rua Costa Carvalho, n° 300, in the city of São Paulo.

CALL NOTICE: Call Notice was published in the March 30-31, 2010 and April 1, 2010 editions in the Official Gazette of the State of São Paulo and the Folha de São Paulo newspaper.

ATTENDANCE: Shareholders representing more than two thirds of the Company’s capital stock, as per signatures in the Shareholders’ Attendance Book.

The meeting was also attended by Messrs. Humberto Rodrigues da Silva, Board Member, Olavo José Justo Pezzotti, representative of shareholder São Paulo State Treasury (Fazenda do Estado), Paulo César Estevão Netto, José Leonardo Costa and Daniel Rodrigues de Oliveira, representatives of PricewaterhouseCoopers Auditores Independentes, Mrs. Sandra Maria Giannella, Fiscal Council Member, Mrs. Nara Maria Marcondes França, Accounting Superintendent, Angela Beatriz Airoldi, Manager of the Investor Relations Office.

PRESIDING BOARD: Chairman: Board member Humberto Rodrigues da Silva. Secretary: Marli Soares da Costa.

AGENDA: I. Analysis of the Management’s Accounts and the Financial Statements supported by the Fiscal Council’s and External Auditors’ Reports related to the fiscal year of 2009, in conformity with the Management Report, Balance Sheets and the corresponding Explanatory Notes; II. Resolving on the allocation of net income for the fiscal year of 2009; III. Election of the members of the Board of Directors and the sitting and deputy members of the Fiscal Council.

CLARIFICATIONS: 1) The matters were duly analyzed by the Capital Defense Council of the State (CODEC), through Opinion no. 054/2010, of April 28, 2010, referring to S.F. Process no. 12091-219608/2010, which supported the vote of the representative of shareholder São Paulo State Treasury.

RESOLUTIONS: The Chairman raised item "I" on the agenda for discussion, "Analysis of the Management’s Accounts and the Financial Statements supported by the Fiscal Council’s and External Auditors’ Reports related to the fiscal year of 2009, in conformity with the Management Report, Balance Sheets and the corresponding Explanatory Notes". Taking the floor, the representative of shareholder São Paulo State Treasury, Attorney-in-fact Olavo José Justo Pezzotti, based on the aforementioned CODEC Opinion and considering that the matter was approved by the Company's Board of Directors and Fiscal Council, proposed the approval of the Management’s Accounts and the Financial Statements supported by the Fiscal Council’s and External Auditors’ Reports related to the fiscal year of 2009, in conformity with the Management Report, Balance Sheets and the corresponding Explanatory Notes. After being put to vote by the Chairman, the proposal of shareholder São Paulo State Treasury was approved by majority vote, with abstentions and dissenting votes being duly recorded.

Next, the Chairman raised item "II" on the agenda for discussion, "Resolving on the allocation of net income for the fiscal year of 2009". Taking the floor again, the representative of shareholder São Paulo State Treasury, Attorney-in-fact Olavo José Justo Pezzotti, based on the aforementioned CODEC Opinion and considering that the matter was approved by the Company's Board of Directors and Fiscal Council, proposed, in compliance with Article 192 of Law 6,404/76 and subsequent amendments, the allocation of income for the fiscal year 2009: Net income for the fiscal year R$1,373,878,801.07; (+) Realization of the Revaluation Reserve R$107,912,593.92; (-) Interest on Own Capital R$394,157,357.79; (-)  5% Legal Reserve R$68,693,940.05; Retained Earnings R$1,018,940,097.15. After being put to vote by the Chairman, the proposal of shareholder São Paulo State Treasury was approved by majority vote, with abstentions and dissenting votes being duly recorded.

Subsequently, the Chairman raised item "III" on the agenda for debate, "Election of the members of the Board of Directors and the sitting and deputy members of the Fiscal Council". Taking the floor, the representative of shareholder São Paulo State Treasury, Attorney-in-fact Olavo José Justo Pezzotti, nominated for comprising the Board of Directors, for a two-year term of office, the following members:  DILMA SELI PENA, HUMBERTO RODRIGUES DA SILVA, ROBERTO YOSHIKAZU YAMAZAKI, MANUELITO PEREIRA MAGALHÃES JUNIOR, FRANCISCO VIDAL LUNA, MARIO ENGLER PINTO JUNIOR, GESNER JOSÉ DE OLIVEIRA FILHO, STELA GOLDENSTEIN, REINALDO GUERREIRO, JERÔNIMO ANTUNES and HERALDO GILBERTO DE OLIVEIRA. The representatives of Banco Fator S.A., Antonio Cláudio Zeituni, and of Citibank N.A., HSBC Corretora de Títulos e Valores Mobiliários S.A. and Itaú Unibanco S.A., Marcelo Theodoro Bezerra Araújo, on behalf of the minority shareholders represented by them, in compliance with Article 239 of Law no. 6,404/76 and subsequent amendments, nominated Mr. ALEXANDER BIALER. After being raised for discussion and put to vote, the proposals were approved by majority vote. Also, the selection of the Chairman of the Board of Directors was submitted to the resolution of the General Meeting by the Chairman of the Meeting, pursuant to Paragraph 2, Article 8 of the Bylaws, and Mrs. Dilma Seli Pena was approved by majority vote to act as Chairwoman. In view of said resolutions, the composition of the Board of Directors is hereby as follows:Chairwoman: Mrs. Dilma Seli Pena, Brazilian, divorced, geographer, holding a masters' degree in public administration, residing and domiciled in this city of São Paulo, at Alameda Campinas, n° 720, apartamento n° 121, Jardim Paulistano, Identity Card (RG) no. 216.219 SSP/DF and Individual Taxpayer's ID (CPF) no. 076.215.82120; Board Members: Messrs. Humberto Rodrigues da Silva, Brazilian, single, administrator, residing and domiciled in this city of São Paulo, at Rua Pais de Araújo, n° 89, apartamento n° 132, Itaim Bibi, Identity Card (RG) no. 7.562.671-8 SSP/SP and CPF n° 014.114.778-47; Roberto Yoshikazu Yamazaki,

Brazilian, married, business administrator, residing and domiciled in this city of São Paulo, at Avenida Interlagos, n° 871, bloco 07, apartamento n° 37, Santo Amaro, Identity Card (RG) no. 8.339.861-2 SSP/SP and Individual Taxpayer's (CPF) no. 810.647.568-91; Manuelito Pereira Magalhães Júnior, Brazilian, married, economist, residing and domiciled in this city of São Paulo, at Rua João Ramalho, 1505, apartamento 12, Perdizes, Identity Card (RG) no. 2.162.807-61 SSP/BA and Individual Taxpayer's (CPF) no. 478.682.525-53; Francisco Vidal Luna, Brazilian, married, economist, residing and domiciled in this city of São Paulo at Rua Sampaio Vidal, n° 440, Jardim Paulistano, Identity Card (RG) no. 3.500.003 SSP/SP and Individual Taxpayer's (CPF) no. 031.950.828-53; Mario Engler Pinto Junior, Brazilian, single, lawyer, residing and domiciled in this city of São Paulo, at Rua Tabatingüera, n° 140, 17º andar, Centro, Identity Card (RG) no. 4.722.183 SSP/SP and Individual Taxpayer's (CPF) no. 988.910.818-68; Gesner José de Oliveira Filho, Brazilian, married, economist, Identity Card (RG) no. 6.968.227 SSP/SP and Individual Taxpayer's (CPF) no. 013.784.028-47, residing and domiciled at Rua Tucumã, n° 621, apartamento 121, Pinheiros, São Paulo, State of São Paulo; Stela Goldenstein, Brazilian, divorced, geographer, residing and domiciled in this city of São Paulo at Rua Pau Brasil, n° 49, Jardim Boaçava, Identity Card (RG) no. 4.414.615. SSP/SP and Individual Taxpayer's (CPF) no. 675.001.028-87; Reinaldo Guerreiro, Brazilian, married, accountant, residing and domiciled in the Municipality of São Roque, State of São Paulo, at Rua Barão do Rio Branco, n° 334, Identity Card (RG) no. 6.156.523-4 SSP/SP and Individual Taxpayer's (CPF) no. 503.946.658-72; Jerônimo Antunes, Brazilian, married, accountant and business administrator, domiciled in this city of São Paulo, at Rua Borges Lagoa, 1080 - conjunto 1108, Ibirapuera, Identity Card (RG) no. 7.988.834-3 and Individual Taxpayer's (CPF) no. 901.269.398-53; Heraldo Gilberto de Oliveira, Brazilian, married, business administrator and holder of a master's degree in accounting, Identity Card (RG) no. 37.402.930-1 SSP/SP and Individual Taxpayer's (CPF) no. 454.094.479-72, residing and domiciled in this city of São Paulo, at Rua Iara, 123, AP. 111 - Bloco Hope, Itaim Bibi; and Alexander Bialer, Brazilian, single, mechanical engineer, residing and domiciled in this city of São Paulo, at Rua Itapicuru, n° 380, apartamento n° 224, Perdizes, Identity Card (RG) no. 3.563.319 SSP/SP and Individual Taxpayer's (CPF) no. 029.379.568-15. The elected Board of Directors' members shall perform their duties in accordance with the terms of the Company's Bylaws, and their compensation will be determined pursuant to CODEC Opinion no. 001/2007 and be subject to the conditions established in CODEC Opinion no. 116/2004. Board members may also be entitled to an occasional bonus, as provided for in CODEC Opinion no. 150/2005. It is proposed that the payment of bonus to the Board members be made on the same dates when the Company pays the bonus to its Executive Officers. The amounts paid as such are restricted to the same overall limit for bonus expenditure provided for in CODEC Opinion no. 057/2003, i.e., ten percent (10%) of the dividends or interest on own capital distributed to shareholders. Furthermore, the bonus individually paid to each Board Member may not exceed six (6) times his/her monthly compensation set forth by the General Meeting. And, in accordance to item 4.3 of Section IV of the Novo Mercado(New Market) Listing Regulation, Jerônimo Antunes, Reinaldo Guerreiro and Alexander Bialer are Independent Board Members. Immediately thereafter, the Chairman proceeded with the Election of the sitting and deputy members of the Fiscal Council, allowing the attending shareholders to nominate sitting and deputy members to the Fiscal Council.  Then, the representative of shareholder São Paulo State

Treasury, Attorney-in-fact Olavo José Justo Pezzotti, nominated for sitting members  MARIA DE FÁTIMA ALVES FERREIRA, EMÍLIA TICAMI, DERALDO DE SOUZA MESQUITA JUNIOR and SANDRA MARIA GIANNELLA, and for deputy members, respectively, Messrs. TOMÁS BRUGINSKI DE PAULA, JOSÉ RUBENS GOZZO PEREIRA, JOALDIR REYNALDO MACHADO and VANILDO ROLANDO NEUBAUER. Hereby, the representatives of Banco Fator S.A., Antonio Cláudio Zeituni, and of Citibank N.A., HSBC Corretora de Títulos e Valores Mobiliários S.A. and Itaú Unibanco S.A., Marcelo Theodoro Bezerra Araújo, in compliance with Article 240 of Law no. 6,404/76 and subsequent amendments, nominated, respectively, as sitting and deputy members of the Fiscal Council, Messrs.: ALEXANDRE LUIZ OLIVEIRA DE TOLEDO and CASSIO MARTINS CAMARGO PENTEADO JUNIOR. The proposals, after being raised for discussion and put to vote, were approved by majority vote. The Fiscal Council, with a term of office of one (1) year, was composed as follows: Sitting Members: Mrs. Maria de Fátima Alves Ferreira, Brazilian, married, business administrator, residing and domiciled in this city of São Paulo at Rua da Meação, n° 144, apartamento n° 51, Tatuapé, Identity Card (RG) no. 11.766.712-2 SSP/SP and Individual Taxpayer's (CPF) no. 022.218.418-32; Mrs. Emília Ticami, Brazilian, single, business administrator, residing and domiciled in this city of São Paulo, at Rua Francisco Pugliesi, n° 403, Jardim Rizzo, Identity Card (RG) no. 6.923.423-1 and Individual Taxpayer's (CPF) no. 022.489.508-70; Mr. Deraldo de Souza Mesquita Junior, Brazilian, married, economist, residing and domiciled in this city of São Paulo, at Rua Peixoto Gomide, n° 493, apartamento 62, Cerqueira César, Identity Card (RG) no. 10.946.854 SSP/SP and Individual Taxpayer's (CPF) no. 079.530.638-59; Mrs. Sandra Maria Giannella, Brazilian, married, economist e business administrator, residing and domiciled in this city of São Paulo at Rua João Pizarro Gabizo, n° 88, Santana, Identity Card (RG) no. 8.539.613-8 SSP/SP and Individual Taxpayer's (CPF) no. 901.639.078-20, and Mr. Alexandre Luiz Oliveira de Toledo, Brazilian, married, lawyer, residing and domiciled in this city of São Paulo, at Rua Viradouro, n° 97, apartamento n° 64, Vila Nova Conceição, Identity Card (RG) no. 7.547.108 SSP/SP and Individual Taxpayer's (CPF) no. 037.446.598-36. Deputy Members: respectively, Messrs. Tomás Bruginski de Paula, Brazilian, single, economist, domiciled in this city of São Paulo, at Rua Morás, n° 588, apartamento 301, Pinheiros, Identity Card (RG) no. 1.554.630-1 SSP/PR and Individual Taxpayer's (CPF) no. 092.553.068-98; José Rubens Gozzo Pereira, Brazilian, married, economist, residing and domiciled in this city of São Paulo, at Rua Prof. Picarolo, n° 103, Bela Vista, Identity Card (RG) no. 4.610.935 SSP/SP and Individual Taxpayer's (CPF) no. 309.106.178-72; Joaldir Reynaldo Machado, Brazilian, married, economist, residing and domiciled in this city of São Paulo, at Avenida Cons. Rodrigues Alves, n° 948, apartamento 54, Vila Mariana, Identity Card (RG) no. 4.116.666-8 SSP/SP and Individual Taxpayer's (CPF) no. 430.403.148-15; Vanildo Rolando Neubauer, Brazilian, married, lawyer, residing and domiciled in this city of São Paulo, at Rua Alves Guimarães, n° 689, apartamento n° 13, Jardim América, Identity Card (RG) no. 6.759.053 SSP/SP and Individual Taxpayer's (CPF) no. 603.327.868-20; and Cassio Martins Camargo Penteado Junior, Brazilian, divorced, lawyer, residing in this city of São Paulo, at Avenida Miruna, n° 457, apartamento 111, Moema, Identity Card (RG) no. 3.690.485 and Individual Taxpayer's (CPF) no. 105.965.938-72. The Fiscal Council members will be entitled to a monthly compensation corresponding to twenty percent (20%) of the monthly compensation received by the Company's Executive Officers, being such payment subject to their attending at least one meeting a month. It is also authorized by the State Attorney, to pay the annual bonus, pro-rata temporis, provided for in Article 4, of CODEC Resolution no. 01/91, to the members of the Board of Directors and the Fiscal Council. The elected Fiscal Council members shall perform their duties until the next Annual General Meeting, and should the sitting member be impeded from attending the meeting, he/she shall inform the Company Office (PPS), with the purpose of summoning the deputy member. The investiture in the positions of Board Member and Fiscal Council Member shall comply with the prerequisites and procedures set forth in the Brazilian Corporation Law and other statutory provisions, even with regard to the submission of the Statement of Assets, the signature of the Clearance Certificate and the Statement of Consent, provided for in the Novo Mercado Listing Regulation of the São Paulo Stock Exchange, and the other documents required by applicable laws. The vote was taken in the following way: Mrs. Evelyn Regiane Diogo, Brazilian, single, Identity Card (RG) no. 350.122.210, representing shareholder The Bank Of New York Mellon, whose power of attorney was certified by the presiding board and recorded under number 01, presented the following declaration of vote: concerning item I of the Agenda, 16,871,518 votes were in favor of the approval, 87,642 were against, with 11,334 abstentions; as to item II, 16,890,466 votes were in favor of the approval, 62,582 were against, with 17,446 abstentions; and, as to item III, 4,635,986 votes were in favor of the approval, 11,140,902 were against, with 11,140,902 abstentions. Then, Mr. Marcelo Theodoro Bezerra Araújo, Brazilian, single, registered with the Brazilian Bar Association (OAB/SP) under no. 212.611, representing shareholders Itaú Unibanco S.A, HSBC Corretora de Títulos e Valores Mobiliários S.A and Citibank N.A, whose powers of attorney were certified by the presiding board and recorded under number 02, presented declaration of favorable vote for items I and II of the Agenda, and of dissenting vote for item III; power of attorney number 03, presented declaration of favorable vote for items I and II of the Agenda, and of dissenting vote for item III, except for shareholders New World Fund Inc and Australian Reward Investment Alliance that voted in favor; and power of attorney number 04, presented declaration of favorable vote for items I and II, with the exception of shareholder The Nemours Foundation that refrained from voting on items I and II, the shareholders Ishares Msci Brazil (Free) Index Fund, Emerging Markets Strategic Insights, BGI Emerging Markets Strategic, Emerging Markets Sudan Free Equity, Emerging Markets Index Non-Lendable, which abstained from voting with reference to item I, and shareholder City of Philadelphia Public Employees, which abstained from voting with reference to item I and voted against item II, and against item III, with the exception of shareholders: Raytheon Company Máster Trust, Commonwealth Of Pennsylvania Public, The Nemours Foundation, Laudus Rosenberg Intl Discovery Fund, Mtb International Equity Fund, Schwab Fundamental, College Retirement Equities Fund, which refrained from voting, and shareholders: Eaton Vance Tax-Managed Emerging, IBM Savings Plan, State Of California Public Employees, The Monetary Authority Of, The Master T B Of Japan Ltd Re, John Hancock Trust, Pensionskassernes Administration A/S, AT&T Union Welfare Benefit Trust, Abu Dhabi Retirement, John Hancock Funds II, Eaton Vance Structured, Wellington Trust Company N.A.,  Lincoln Variable Insurance, City Of Philadelphia Public Employees, National Pension Service, Advanced Series Trust - Ast, Rare Series Emerging Markets, Ppl Services Corporation, Teachers Retirement System, Wilmington International, Uaw Retiree Medical Benefits, Emerging Global Shares Indxx Brazil, which voted favorably. Afterwards, Mr. Antonio Cláudio

Zeituni, Brazilian, legally separated, lawyer registered with the Brazilian Bar Association (OAB/SP) under no. 123.355, representing shareholder Banco Fator S/A, whose power of attorney was certified by the presiding board and recorded under number 05, presented declaration of favorable vote for items I and III of the Agenda, abstaining from voting with reference to item II.

The drawing up of these minutes in the summary format was approved by unanimous vote, the publication of which was authorized without the names of the attending shareholders, pursuant to Article 130, paragraphs 1 and 2, of Law 6,404/76.

CLOSURE AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the Chairman thanked all present and adjourned the Annual General Meeting, requesting the drawing up of these minutes, which, after being read and found to be accurate, was signed by the Chairman, the Secretary and by all attending board members, who constitute the needed majority for taking the resolutions. DOCUMENTS FILED at the Company Office – PPS.

São Paulo, April 29, 2010

HUMBERTO RODRIGUES DA SILVA Chairman	OLAVO JOSÉ JUSTO PEZZOTTI By São Paulo State Treasury (Fazenda do Estado)
MARLI SOARES DA COSTA Secretary	EVELYN REGIANE DIOGO
MARCELO THEODORO BEZERRA ARAÚJO	ANTONIO CLÁUDIO ZEITUNI

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 22, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.